Exhibit (a)(1)(xiii)

Date:	September 20
To:	Employees with Stock Options – Strike Price $15 or Higher
From:	Bruce Elliott
Subject:	Additional Information On Options for RSU Swap

This is a follow-up communication to Tom Waechter’s memo of September 9, announcing the company’s intention to offer you the chance to exchange your underwater options with a strike price of $15 or higher for RSUs.

Due to clarifications requested by the Securities and Exchange Commission on the Tender Offer that we recently filed with them, we will be extending the tender offer to October 25, 2004. We’ve extended the offering period in order to provide you with additional information requested by the SEC and to give you a full 20 day window with which to make your election to either participate or opt out of the program.

We will be mailing enrollment packages to your home address (or the address we have on record in our HR system) this week that will contain the following:

•	The Election Form

•	A copy of the Tender Offer we filed with the SEC

•	The company’s latest 10Q (Financial Statement) filed with the SEC

•	A brochure outlining the swap

•	A copy of your latest stock option statement

When you receive the above materials, please review them carefully. If you decide that you want to take advantage of this offer, please fill out the election form and return it to Bruce Elliott at the company’s Poway, Ca location. You can also fax him your election form at +1-858-748-2967